

June 8, 2012

Via Facsimile
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 27, 2012**
> **Form 10-Q for the Quarterly Period Ended April 30, 2012**
> **Filed June 1, 2012**
> **File No. 001-06991**

Dear Mr. Holley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Risk Factors, page 13

If we do not maintain the security of information…, page 17

1. We note your disclosure that you "may be vulnerable to security breaches" through cyber attacks. Please tell us whether any such breaches or attacks have occurred in the past. In order to place the risks described in this risk factor in an appropriate context, in future filings please expand your risk factor to disclose this information. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Form 10-Q for the Quarterly Period Ended April 30, 2012

Note 8. Contingencies, page 13

Legal Proceedings, page 13

2. We note your disclosure that you cannot predict the ultimate outcome of some of the matters disclosed, that you cannot predict accurately at this time the outcome and/or that you cannot predict at this time the ultimate amount of all such costs. We do not believe that whether you can predict the ultimate outcome, ultimate amount or predict the outcome accurately is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comment on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 if you have questions regarding comment one.

Sincerely,

Andrew D. Mew
Accounting Branch Chief